FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1. Translation of the Minutes of the Annual Shareholders' Meeting on April 14, 2005.

Item 1.

MINUTES OF THE ANNUAL GENERAL SHAREHOLDER MEETING OF

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, on April 14, 2005 at 12:10 P.M., at the Corporate Headquarters Auditorium, the General Shareholders Meeting of Compañía de Telecomunicaciones de Chile S.A. was held, presided by the Chairman of the Board Mr. Bruno Philippi, and the Chief Executive Officer Mr. Claudio Muñoz, and acting as Secretary the Legal Counsel Mr. Cristián Aninat.

I.- Quorum:

	Series A Shares	Series B Shares	Total Shares
Telefónica Internacional Chile S.A. (1)	387.993.524	41.739.487	429.733.011
Citibank N.A. (2)	116.383.447	-	116.383.447
A.F.P. Habitat S.A.	61.152.400	5.813.466	66.965.866
A.F.P. Provida S.A.	53.028.497	5.819.981	58.848.478
A.F.P. Cuprum S.A.	40.336.966	3.723.769	44.060.735
A.F.P. Santa María S.A.	28.054.410	2.378.363	30.432.773
A.F.P. Summa Bansander S.A.	26.177.680	2.069.887	28.247.567
A.F.P. Planvital S.A.	8.500.240	605.281	9.105.521
Other Shareholders	60.482.235	5.933.626	66.415.861
Total voting shares present	782.109.399	68.083.860	850.193.259
Blank powers - of - attorney	506.486	13.986	520.472
Total present shares	782.615.885	68.097.846	850.713.731

Shareholders present or represented at the Shareholders Meeting

  Depositary Bank acting on behalf of the ADR holders
  Represented by Mr. Ricardo Szlezinger

The meeting was held with a total assistance quorum equivalent to 88,9% of the total voting shares, amounting to 850,713,731 shares present or represented at the meeting, with voting power. In compliance with the Company' s bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote, such amount is equivalent to 478,578,544 shares.

II.- Notice:

In accordance with Article 34, letter a) of the Company' s Bylaws, the Board summoned the shareholders to the Annual General Shareholders Meeting, in order to address the Annual Report, Balance Sheet and other matters related to general shareholders meetings as detailed in the notice of meeting released through certain Chilean newspapers previously designated by the shareholders and sent by mail to the shareholders.

III.- Matters discussed and/or approved by the General Shareholders' Meeting:

1.- Approval of the Annual Report, Balance Sheet, Income Statements, and Reports of Account Inspectors and Independent Auditors for the fiscal year ended December 31, 2004

In accordance with the Article 53 of the Company' s Bylaws and Article 76 of the Chilean Corporate law the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2004 have been published on the Chilean newspaper "Diario Financiero" on March 28, 2005. Furthermore, the shareholders have previously received a copy of the Company' s Annual Report for 2004.

The shareholders were called to approve or reject the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2004.

Voting results:

Approve: 842,801,427 shares

Reject: 27,200 shares

Abstain: 7,885,104 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A. as Depositary, ask to record ADR holders voted as follows:

Approve: 53,431,964 shares

Reject: 27,200 shares

Abstain: 7,885,104 shares

2.- Approval of distribution of net income for the fiscal year ended December 31, 2004 and the payment of a final dividend.

According to Article 79 and 81 of Chilean Corporate law and articles 32 and 57 of the Company' s By-laws, the Board of Directors of the Company has agreed to distribute 100% of the net income for fiscal year 2004, according to the modification of the dividend policy of September 21, 2004.

The distribution of net income for fiscal year 2004, which totaled Ch$ 311,628,674,357, is as follows:
Chilean pesos as of 12/31/2004
Interim dividend No. 166, paid in August, 2004.	Ch$130,126,397,456	41.76%
Interim dividend No.167 paid in November, 2004.	Ch$125,177,501,298	40.17%
Final Dividend No. 168 to be paid in May, 2005. (*)	Ch$ 56,324,775,603	18.07%
Increase of retained earnings for fiscal year 2004.	Ch$ 0	0.00%
Net income for fiscal year, 2004	Ch$ 311,628,674,357	100.00%

(*) Subject to shareholder' s approval

There will be a final dividend payment for the total amount of Ch$ 56,324,775,603 which represents 18.07% of net income for 2004. This dividend, in addition to the interim dividends No. 166 and No. 167 paid in August and November of 2004 respectively, total 100% of net income for 2004, in accordance with the Company' s dividend policy. The gross final dividend would amount to Ch$ 58.84591 per share and Ch$ 235.38364 per ADR (US$ 0.4104 per ADR ), considering 957,157,085 shares outstanding and a ratio of 4 shares per 1 ADR. This dividend will be paid in Chile, on May 30, 2005.

In addition, retained earnings of December 31, 2004 will be increased by Ch$6,016,570,602 (US$ 10.8 million), equivalent to the monetary appreciation during the year 2004.
Chilean pesos as of 12/31/2004
Retained earnings as of December 31, 2003	Ch$ 428,475,563,214
- Extraordinary dividend No. 165, paid in August, 2004.	(Ch$ 385,685,782,730)
+ Revaluation (2004) of retained earnings as of 31.12.03. (*)	Ch$ 6,016,570,602
Retained earnings as of December 31, 2004.	Ch$ 48,806,351,086

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 850,648,775 shares

Reject: 18,700 shares

Abstain: 46,256 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 61,279,312 shares

Reject: 18,700 shares

Abstain: 46,256 shares

3.- Approval of the distribution of retained earnings as of December 31, 2004, through an extraordinary dividend.

According to Articles 78 and 80 of the Chilean Corporations law and articles 33 and 55 of the Company' s Bylaws, the Board of Directors of the Company has agreed to propose the distribution of an extraordinary dividend of Ch $ 50.99095 per share, to be charged to total retained earnings as of December 31, 2004 (Ch $ 48,806,351,086). This dividend is equivalent to Ch$203.9638 per ADR ( US $ 0.3556 per ADR) This dividend will be paid in Chile, on May 30, 2005, to all shareholders of record on May 24, 2005.

According to this, retained earnings are as follows:
Chilean pesos as of 12/31/2004
Retained earnings as of December 31, 2004	Ch$ 48,806,351,086
Extraordinary dividend No. 169 to be paid in May, 2005	(Ch$ 48,806,351,086)
Retained earnings as of December 31, 2004	Ch$ 0

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 850,637,695 shares

Reject: 18,860 shares

Abstain: 57,176 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the above proposal.
  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 61,268,232 shares

Reject: 18,860 shares

Abstain: 57,176 shares

4.- Appointment of two account inspectors and two alternate account inspectors for fiscal year 2005, and determine their compensation.

According to Article 28 of the Company' s Bylaws the shareholder' s meeting has to appoint two accounts inspectors and their alternates for fiscal year 2005, and, likewise, such meeting shall determine their respective compensation.

The shareholders at the meeting proposed the designation as account inspectors of Mr. Santiago Edwards Morice from Banco Penta and Axel Christensen de la Cerda from Moneda Asset Management, and as alternate account inspectors were proposed Mr. Manuel Oneto Faure from AFC ( Administadora de Fondos de Censantía) and Mr. Roberto Lausen Kuhlmann from Elton y Cía. Abogados. The Shareholders' Meeting agreed to maintain the same compensation as the previous year, which is 20 UTM ( approximately US$1,050) payable 30 days after the inspection.

Voting results:

Shareholders present or represented at the meeting approved the proposition and voted as follows:

In favor: 725,574,427 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the proposal described above.

Citibank, N.A. acting for the ADR Holders, did not vote in this matter.

5.- Appointment of independent auditors who will audit the accounts, inventory, balance sheet, and other financial statements of the Company

In Accordance with Article 27 of the Company' s Bylaws and Article 52 of Chilean Corporate law, the Shareholders must appoint independent auditors every year to audit the financial statements of the Company. The Board of Directors proposed to the Shareholder' s Meeting, Ernst & Young to audit the accounts, inventories, balance sheet, and other financial statements of the Company and its subsidiaries for the quarters ended June, September and December 2005 and March 2006. Such auditors will be compensated with an annual fee of UF 25,500 (US$ 750,840 approximately).

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 850,615,015 shares

Reject: 38,980 shares

Abstain: 59,736 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the proposal mentioned above.
  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 61,245,552 shares

Reject: 38,980 shares

Abstain: 59,736 shares

6.- Appointment of Domestic Credit Rating Agencies until the next General Shareholders Meeting

According to article 76 of the Chilean Capital Markets law and article 50 bis of Law 18,046, the Board of Directors proposes FITCH CHILE and HUMPHREYS Ltda (Moody' s Investors Services affiliate) as the local rating agencies which will classify any publicly offered securities issued or which will be issued by Compania de Telecomunicaciones de Chile S.A. in the local markets during the period from May 1, 2005 to April 30, 2006. The estimated annual cost for each credit rating agency consists of a fixed cost of UF 450 (approximately US$ 13,515) which is deductible from a variable cost of 0.025% for any instrument issued, with a minimum of UF 450. The Company has chosen these two agencies after a thorough evaluation of the three main local rating agencies.

The annual fee for the services is described in the table below:
	Fixed Cost	Variable Cost by Issuance (*)
FITCH CHILE	U.F. 450	0.025% of the new placement , with a minimum of U.F. 450
HUMPHREYS LTDA	U.F. 450	0.025% of new issuance, with a minimum of U.F. 450

(*) The first issuance during the period of the contract will have the right to deduce the fixed payment of the respective variable cost.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 850,556,523 shares

Reject: 55,672 shares

Abstain: 101,536 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve all items described in the proposal mentioned above.

  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 61,187,060 shares

Reject: 55,672 shares

Abstain: 101,536 shares

7.- Determination of Directors and their corresponding Alternate Directors

According to article 32 of the Chilean Capital Markets law and the articles 19 of Compañía de Telecomunicaciones de Chile S.A. By-laws, if a vacancy occurs on the Board of Directors and also in the respective alternate director, the Board may appoint replacements to serve until the next General Shareholders' Meeting, where elections must be held for the entire board.

In accordance with Company s Bylaws, the Board of Directors was elected for a three year term at the General Shareholders Meeting held April 15, 2004. On July 20, 2004, Telefonica CTC Chile' s Board of Directors approved various changes in its composition including the resignation of a Director and his alternate. Therefore the appointment of a new Board of Directors and their corresponding alternate directors was proposed and approved by shareholders at the 2005 General Shareholders' Meeting, for a new three year period.

The Board was renewed with the following members:

Director	Alternate Director	Total votes
Series A Shares	Series A Shares
Bruno Philippi	José María Alvarez-Pallete	97,152,044
Narcis Serra Serra	Juan Carlos Ros	97,023,074
Andrés Concha	Luis Cid Alonso	97,023,071
Fernando Bustamante	Guillermo Ansaldo	97,023,074
Patricio Rojas	Benjamín Holmes	152,185,252
Hernán Cheyre	Carlos Díaz	115,317,288

Series B Shares	Series B Shares
Marco Colodro	Alfonso Ferrari	41,739,487

8.- Determination of Board Members' compensation for fiscal year 2005

In accordance with the Article 21 and 32 of the Company' s Bylaws, the Board members' compensations are to be determined at the General Shareholders Meeting each year.

Mr. Enrique Mira Gazmuri representing Telefónica Internacional Chile S.A., proposed to maintain the same amount of compensation paid during the fiscal year 2004. Each Director and Alternate Director will receive a monthly fee equivalent to 120 UTM (US$6,316 approximately) for attending board meetings, provided that they have to attend at least one board meeting in such month. The Deputy Chairman of the board will receive 1.5 times the compensation paid to any other director, and the Chairman will receive twice the compensation paid to other directors.

Voting results:

Shareholders present or represented at the meeting approved the proposition and voted as follows:

In favor: 725,574,427 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the proposal described above.

  Citibank, N.A. acting for the ADR Holders, did not vote in this matter.

9. Communicate the expenses of the Board of Directors and Directors' Committee during the year 2004

In 2004, the Board of Directors did not register expenses aside from their compensation and expenses related to cellular telephones assigned to each Board Member. At the 2004 Annual General Shareholders' Meeting, a budget of Ch$75 million (approximately US$130,765) was approved as operating expenses for the Company's Directors' Committee. No expenses were charged against that budget during fiscal year 2004.

10. Approval of the compensation of the Directors' Committee members and the Directors' Committee Budget

According to the new Law 19,705 effective as of December 20, 2000, all limited liability public companies with a market capitalization higher than approximately UF 1,500,000 million (approximately US$ 45 million) must appoint a Directors Committee, composed of 3 directors. The majority of such directors must be independent from the controlling shareholder.

The main functions of the Directors Committee are:

  To review the Account Inspectors Report and the External Auditors Report

  To propose to the Board of Directors the External Auditors and Credit Rating Agency

  To examine all applicable transactions according to Article 44 of the Chilean Corporations law

  To review the salaries and bonuses of Senior Executives

The 2005 budget for the Committee and the compensations of each director and alternate director of the Director' s Committee must be approved at the Ordinary Shareholders Meeting.

For fiscal year 2005 and until the next General Shareholders meeting, the Board proposed as compensation to each Directors Committee member, a monthly fee equivalent to UF 30 (approx. US$900) for attending committee meetings, provided that they have to attend at least one board meeting in such month. Additionally this Committee will have an annual budget of Ch$ 75,000,000 (approx. US$130,765) to pay for its expenses. The compensation and budget are the same as in fiscal year 2004.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor: 850,187,423 shares

Against: 431,172 shares

Abstain: 95,136 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the proposal described above.
  Citibank, N.A. acting for the ADR Holders voted as follows:

In favor: 60,817,960 shares

Against: 431,172 shares

Abstain: 95,136 shares

11.- Communicate the account operations in accordance with Article No. 44 of the Chilean Corporate Law and Article 20 of the Company' s By - laws.

The following transactions, approved by the Board pursuant to Article No. 44 of the Chilean Corporations law, will be disclosed at the meeting in order to inform shareholders of resolutions adopted during 2004 concerning transactions or contracts in which one or more Directors or Alternate Directors have an interest, either directly or through a third party. In such cases, such interest must be made known to the Board as well as to shareholders at the Annual General Shareholders' Meeting.

1. Coasin (1)

At meeting No. 620, held on January 27, 2004, the Board of Directors approved a transaction for further expansion of the IP network between Coasin (In which Director Nicolas Majluf holds stock) and Telefónica Empresas CTC Chile for a total of US$ 174,000 plus value-added tax, as well as purchases of miscellaneous equipment as needed for an approximate price of US$ 1,049,000.

  Emergia Chile (2)

At meeting No. 620, held on January 27, 2004, the Board of Directors approved the renewal of a connection service agreement between Telefónica CTC Chile S.A. and Emergia Chile, a Telefónica Group (Spain) company providing intranet access and microcomputer support, for a total cost of US$18,335.90.

3. Telefónica Investigación y Desarrollo ( I+D) (2)

At meeting No. 621, held on February 24, 2004, the Board of Directors approved a joint project by Telefónica CTC Chile and Telefónica Investigación y Desarrollo, a Telefónica Group (Spain) company, to deploy a platform allowing increased broadband connectivity and content services at a cost of US$3,899,113.

4. Casiopea (2)

At meeting No. 621, held February 24, 2004, the Board of Directors approved the renewal of insurance on Telefónica CTC Chile group assets for the period from March 2004 to March 2005 with the Chilean company Mapfre for a total amount insured of UF 123.1 million with a fee of UF 49,864 for Chile. The plan calls for Casiopea, an affiliate of the Telefónica Group (Spain), to lead in the reinsurance of Mapfre.

5. Telefónica Móviles mAS España (2)

At meeting No. 623, held on March 23, 2004, the Board of Directors approved a contract between Telefónica Móvil de Chile and Telefónica Móviles mAS (Spain), a company related to the Telefónica Group, to carry out an evolutionary development project and develop and maintain the SCL 2004 multiple technology business system at a total cost of UF 107,489.

6. Telefónica Móviles S.A. (2)

At meeting N 623, held on March 23, 2004, the Board of Directors approved the agreement between Telefonica Movil de Chile S.A and Telefonica Moviles S.A de Espana (a company related to the Telefonica Group) for a GSM Network expansion plan at a cost of Euro 20,206.

7. Telefónica Publicidad e Información S.A. (2)

At meeting No. 623, held on March 23, 2004, the Board of Directors approved the sale to Telefónica Publicidad e Información S.A., a Telefónica Group (Spain) company, of Telefónica CTC Chile' s stake in Publiguías at a price of US$ 323.34385 per share, for a total of US$ 14,760,000

8. Telefónica Mundo S.A. (3)

At meeting No. 625, held on April 20, 2004, the Board of Directors approved an outsourcing agreement between the Telefónica Mundo S.A and Telefónica CTC Chile for resource management and administration, accounting, platform, system, marketing, and network operation and maintenance services at a total monthly cost of UF 14,126

9. Telefónica Móviles S.A. (2)

At meeting No. 627, held on May 18, 2004, the Board of Directors decided to call an Extraordinary Shareholders' Meeting to vote on the sale of Telefónica CTC Chile S.A.' s stake in its subsidiary, Telefónica Móvil de Chile S.A., to Telefónica Móviles S.A de España, for US$ 1,006,875.999.

10. Telefónica Móvil Solution S.A. (2)

At meeting N 628, held on June 14, 2004, the Board of Directors approved an agreement between Telefonica Movil de Chile and Telefonica Movil Solution S.A., a Telefonica (Spain) Group company, for the Mare Internacional project, involving the implementation of analytical accounting to consolidate and maintain system alignment among the various operators, at an annual cost of Euro 79,829.82.

11. Terra Networks Chile S.A. (2)

At meeting No. 628, held on June 14, 2004, the Board of Directors approved agreements between Telefónica Móvil de Chile S.A and Terra Networks Chile S.A., a company indirectly controlled by Telefónica (Spain), at a total cost of US$ 296,000 per year plus value-added tax for online advertising and website maintenance, plus distribution contract costs totaling Ch$57,000 per new customer, with voice and data service.

12. Telefónica Móvil de Argentina Unifón(2)

At meeting No. 628, held June 14, 2004, the Board of Directors approved agreements between Telefónica Móvil de Chile S.A and Telefónica Móvil de Argentina Unifón, indirectly controlled by Telefónica (Spain), for the sharing of the SMS and MMS platforms, with implementation amounts totaling US$ 5,500 and US$11,500, respectively.

13. Terra Networks Chile S.A. (2)

At meeting No. 630, held on July 20, 2004, the Board of Directors approved an agreement between Telefónica Móvil de Chile S.A. and Terra Networks Chile S.A, a company indirectly controlled by Telefónica (Spain), for mobile Internet after-sales services at a monthly cost of Ch$ 6,450,000, and ratified the contract between said companies for the supply of content for SMS, MMS and WAP services.

14. Telefónica I + D (2)

At meeting No. 631, held August 24, 2004, the Board of Directors authorized an additional expense of US$ 120,000 between Telefónica CTC Chile and Telefónica I+D, a subsidiary of Telefónica Spain, in connection with the Cune project, which, among other objectives, is aimed at managing and obtaining segmented results for business lines and services to establish company-wide accountability for cost management.

15. Telefónica I + D and Telefónica del Perú (2)

At meeting No. 631, held on August 24, 2004, the Board of Directors authorized the allocation of additional resources to Telefónica I + D and to Telefónica del Perú within the framework of the Cune project in the amounts of US$ 232,000 and US$ 47,000, respectively.

16. Telefónica I + D (2)

At meeting No. 634, held on November 16, 2004, the Board of Directors authorized granting responsibility to Telefónica I + D, a subsidiary of Telefónica S.A (Spain), for the performance of the SIGRES Project with Telefónica CTC Chile, which is aimed at efficiently automating service supply provision and quality assurance processes, at a cost of US$ 4,990,000.

17. ATIS Latam Project (2)

At meeting No. 635, held on December 21, 2004, the Board of Directors approved turning over the centralized maintenance of the ATIS Latam project for the Group' s four Latin American operators (Chile, Argentina, Brazil and Peru), including corrective maintenance services and project development for a four-year term, to a Telefónica Group company. The cost for the first year totals US$ 4.4 million.

18. Telefónica Internacional Wholesale Services (TIWS) (2)

At meeting No. 635, held December 21, 2004, the Board of Directors approved an international wholesale business administration agreement between Telefónica Mundo and TIWS, a Telefónica Group company (Spain), whereby TIWS commits to run, organize and manage Telefónica Mundo' s international wholesale business, carrying out business services related to voice traffic, international capacity, interconnections and SVA, billing, international service collections, business support, network support, and network management services for a monthly price of Ch$ 346 million plus a variable cost ranging between Ch$27 and Ch$49 million per year.

  Related to Company Directors

  Related to controlling shareholder

  Company subsidiary

12.- Approval of the Investment and Financing Policy for the year 2005 (according to Law D.L. 3500)

According to Article 32 bis of the Company' s Bylaws and Article 119 of Law D.L 3500, it correspond to the Board to approve the investment and financing policy for the year 2005.

The Company' s Investment and Financing Strategy (the "Investment Strategy") contemplates investments which are intended to satisfy the demand of new clients through the use of installed capacity, considering the existing regulatory framework and ensuring an adequate return for the Company. Furthermore, the Investment Strategy contemplates the provision of new services demanded by corporate customers, and maintenance of the current quality standards of service. Investment in the creation of and/or participation in domestic or international companies may not exceed 25% of total equity, as defined in the last quarterly consolidated balance sheet filed with the Chilean Securities and Exchange Commission.

The Company will focus on analyzing alternatives aimed at improving the corporate financial structure through new financings and renegotiations of current terms and conditions. In addition, the maximum level of indebtedness that may be incurred by the Company may not exceed a ratio of total debt-to-equity of 1.6 times.

Under the terms of the Investment Strategy, management may not enter into agreements with creditors that restrict the distribution of dividends without the approval of the shareholders at an General or Extraordinary Shareholders' Meeting. Management is also prohibited from entering into, outside the ordinary course of business, any agreement with creditors pledging Company assets or granting guarantees for the debts of unaffiliated third-parties without prior shareholder approval, except for purchase-money financings secured by liens on the assets being purchased.

The Investment Strategy also restricts the disposition of assets or property rights which are essential for the Company' s ongoing business, including all networks, switches, equipment, property and easements required for telephone installations and operations, and which are backed by their respective license decrees. Such assets may, however, be modified or replaced for reasons of technical or economic obsolescence. Furthermore, the Company has also declared as essential assets 51% of the shares of the following: Telefónica Mundo S.A. and Telefónica Empresas CTC Chile S.A., as well as any assets necessary for their operation that Telefónica CTC Chile may rent to these subsidiaries, and any modifications or replacements of these assets for reasons of technical or economic obsolescence. The Company may not dispose of assets declared essential to its operations without previous approval at an Extraordinary Shareholders' Meeting.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve: 850,551,799 shares

Reject: 54,488 shares

Abstain: 107,444 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

  The Chilean pension funds stated that they approve the investment and financial policy described above.

  Citibank, N.A. acting for the ADR Holders voted as follows:

Approve: 61,182,336 shares

Reject: 54,488 shares

Abstain: 107,444 shares

13.- Communicate the Dividend Policy for the year 2005

In accordance with the Circular No. 687 of the Superintendencia de Valores y Seguros de Chile (SVS), the Board of Directors approves the Dividend Policy which is disclosed in Ordinary Shareholder Meeting.

The Company s dividend policy for 2005 contemplates dividend payments in an aggregate amount equal to 100% of the Company s net profits generated during the fiscal year, in accordance with Chilean GAAP, through an interim dividend to be distributed in November of each year and a final dividend to be distributed in May of the following year, subject to approval at the corresponding General Shareholders Meeting. The amount of the interim dividend will be based on net income of the period from January to September of the corresponding fiscal year.

The dividend policy for 2005 and following years will be defined in line with the objectives set forth in the Company' s Financial Plan. This policy represents the intention of the Board of Directors, and its implementation will depend on the net income that is actually obtained, as well as on projections that may be periodically determined by the Company.

14.- Inform the cost for processing, printing and mailing the information referred to in Circular No.1494 of the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Exchange Commission).

According to circular N 1494 of the Superintendencia de Valores y Seguros de Chile, all public companies must provide shareholders with an annual statement of shareholdings, detailing the variations and balances of their investment.

Total cost for processing, printing and mailing these statements for all shareholders registered as of December 31, 2004, amounted to Ch$ 2,698,993 (equivalent to approximately US$ 4,706)

15.- Designation of a Newspaper with circulation within Santiago de Chile in which notices for future ordinary and extraordinary shareholders meeting will be published, if any.

The majority shareholders at the meeting proposed the nationwide circulation newspaper "Diario Financiero" in which notices for future ordinary and extraordinary shareholders meeting will be published, if any.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor: 850,577,107 shares

Against: 50,488 shares

Abstain: 86,136 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

-The Chilean pension funds approved the proposal described above.

-Citibank, N.A. acting for the ADR Holders voted as follows:

In favor: 61,207,644 shares

Against: 50,488 shares

Abstain: 86,136 shares

16.- Information and analysis of other matters of concern to the General Shareholders Meeting

No further information is provided at this time, since this refers to issues that may be raised during the General Shareholders' Meeting. The issues that can be voted in this point refer only to issues of concern in a General Shareholders' Meeting, as defined by the Company's By-laws and the existing legal framework. These issues are those previously mentioned above, in points 1-15.

IV.- Closing of the General Shareholders' Meeting

The Chairman closed the General Shareholders' meeting at 13:40 Hrs., after thanking the Shareholders for their kind attendance.

Minutes of Shareholders' Meeting were signed by the following people:
MR. BRUNO PHILIPPI I.	MR. CRISTIAN ANINAT S.
MRS. CARINA ONETO I.	MR. FRANCISCO LARRAÍN W.
MR. ENRIQUE MIRA G.	MRS. MARIA ALICIA MONTES H.
MR.RODRIGO ARZE S.

This release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compañía de Telecomunicaciones de Chile S.A.' s expectations for its performance for the fiscal year 2005 Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile' s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.' s control.

For reference purposes, all US$ conversions consider an exchange rate of Ch$573.55 per 1US$ (Exchange rate at March 1, 2005).

UTM = Unidad Tributaria Mensual; inflation indexed peso-denominated monetary unit in Chile, equivalent to Ch$30,186 as of March, 2005.

UF = Unidad de Fomento; inflation indexed peso denominated monetary unit in Chile, equivalent to Ch$17,225.78 as of March 1, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:/s Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer